Exhibit (d)(3)(ii)

Amendment to Mutual Non-Disclosure Agreement

This Amendment (this “Amendment”) is entered into, as of May 24, 2013, between Veramark Technologies, Inc., for itself and its subsidiaries, affiliates and representatives (the “Company”), and Clearlake Capital Group, L.P., for itself and its subsidiaries, affiliates and representatives (“Participant”) to amend certain provisions to a certain Mutual Non-Disclosure Agreement, dated effective as of May 8, 2013 (“Agreement”). The Parties agree to amend the Agreement as follows:

1.	For purposes of the Agreement, the existence or terms of any non-binding proposal provided to the Company by the Participant that are not executed by the Company (“Non-Binding Proposals”) will be deemed the Confidential Information of the Participant.

2.	The following language shall be added to Section 4 of the Agreement:

Notwithstanding any other provision to the contrary contained in this Agreement, neither the Company nor its Representatives will disclose any Non-Binding Proposals to any third party or use the terms contained in any Non-Binding Proposals in connection with other solicitations or expressions of interest in a transaction with the Company (except (a) to Representatives of the Company, (b) to the extent otherwise required by applicable law, (c) to the extent required by that certain Merger Agreement among the Company, Varsity Acquisition, LLC and All Big Ten Holdings, Inc., dated April 30, 2013, and (d) to the extent necessary to obtain required approvals, including, without limitation, the approval of the Company’s shareholders).

3.	A new Section 23 shall be added to the Agreement that will provide in its entirety as follows:

Diligent Efforts. Company will work diligently with Participant to facilitate and expedite its due diligence review of the Company quickly and in a cost effective manner.

4.	This Amendment is made under, and will be construed according to, the laws of the State of Delaware. Except as modified hereby, the Agreement continues in full-force and effect without modification. Any capitalized term used, but not defined, herein shall have the meaning given that term in the Agreement.

Veramark Technologies, Inc.		Clearlake Capital Group, L.P.

By:	/s/ Anthony C. Mazzullo	By:	/s/ Behdad Eghbali

Name:	Anthony C. Mazzullo	Name:	Behdad Eghbali
Title:	President, Chief Executive Officer	Title:	Partner
Address:	1565 Jefferson Road Suite 120	Address:	233 Wilshire Boulevard, Suite 800
City, State, Zip:	Rochester, NY 14623	City, State, Zip:	Santa Monica, California 90401
Date:	May 24, 2013	Date:	May 24, 2013